     UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Morgans Hotel Group Co.
_____________________
(Name of Issuer)

Common Stock, par value $0.01 per share
___________________________
(Title of Class of Securities)

     61748W108
_____________________
(CUSIP Number)

     Steven B. Kauff
NorthStar Capital Investment Corp.
399 Park Avenue, 18th Floor
New York, New York 10022
Telephone: (212) 547-2600
____________________

(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications)

     December 10, 2007
____________________
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

(Continued on following pages)

CUSIP NO.	13D
61748W108

1. NAMES OF REPORTING PERSONS: NorthStar Capital Investment Corp.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6. CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland
7. SOLE VOTING POWER:
NUMBER OF	2,787,022 Shares
SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	0 Shares
OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	2,787,022 Shares
PERSON	10. SHARED DISPOSITIVE POWER:
WITH	0 Shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		2,787,022
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			8.02%

14. TYPE OF REPORTING PERSON: CO

CUSIP NO.	13D
61748W108

1. NAMES OF REPORTING PERSONS: NCIC MHG Subsidiary LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7. SOLE VOTING POWER:
NUMBER OF	871,815 Shares

SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	0 Shares

OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	871,815 Shares

PERSON	10. SHARED DISPOSITIVE POWER:
WITH	0 Shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		871,815
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			2.51%

14. TYPE OF REPORTING PERSON: OO

CUSIP NO.	13D
61748W108

1. NAMES OF REPORTING PERSONS: NorthStar Partnership, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7. SOLE VOTING POWER:
NUMBER OF	1,915,207 Shares

SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	0 Shares

OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	1,915,207 Shares

PERSON	10. SHARED DISPOSITIVE POWER:
WITH	0 Shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		1,915,207
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)			5.51%

14. TYPE OF REPORTING PERSON: PN

CUSIP NO.	13D
61748W108

1. NAMES OF REPORTING PERSONS: W. Edward Scheetz

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO/PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER:
NUMBER OF	748,426 Shares

SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	1,623,090 Shares *

OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	748,426 Shares

PERSON	10. SHARED DISPOSITIVE POWER:
WITH	1,623,090 Shares *

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		2,371,516
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		6.82%

14. TYPE OF REPORTING PERSON: IN

* Reflects only Mr. Scheetz’s proportionate economic and pecuniary interest in the Shares owned directly by NCIC MHG Subsidiary and NorthStar LP and the units owned directly by Residual Hotel Interest LLC, but does not include all of the Shares or units owned by NCIC MHG Subsidiary, NorthStar LP or Residual Hotel Interest LLC, which are reported and reflected elsewhere herein. Mr. Scheetz disclaims beneficial ownership of such Shares owned by NCIC MHG Subsidiary and NorthStar LP and such units owned by Residual Hotel Interest LLC, except to the extent of his economic interest therein has reflected in the numbers set forth on this page and the inclusion of these Shares and units elsewhere in this filing shall not be deemed an admission of beneficial ownership of all the reported Shares and units for the purpose of this filing or for any other purpose.

CUSIP NO.	13D
61748W108

1. NAMES OF REPORTING PERSONS: David T. Hamamoto

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ ]
		(b)	[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS			[ ]
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7. SOLE VOTING POWER:
NUMBER OF	1,083,564 Shares

SHARES	8. SHARED VOTING POWER:
BENEFICIALLY	924,408 Shares *

OWNED BY	9. SOLE DISPOSITIVE POWER:
REPORTING	1,083,564 Shares

PERSON	10. SHARED DISPOSITIVE POWER:
WITH	924,408 Shares *

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH		2,007,972
REPORTING PERSON

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)		[ ]
EXCLUDES CERTAIN SHARES

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.78%

14. TYPE OF REPORTING PERSON: IN

* Reflects only Mr. Hamamoto’s proportionate economic and pecuniary interest in the Shares owned directly by NCIC MHG Subsidiary and NorthStar LP and the units owned directly by Residual Hotel Interest LLC, but does not include all of the Shares or units owned by NCIC MHG Subsidiary, NorthStar LP or Residual Hotel Interest LLC, which are reported and reflected elsewhere herein. Mr. Hamamoto disclaims beneficial ownership of such Shares owned by NCIC MHG Subsidiary and NorthStar LP and such units owned by Residual Hotel Interest LLC, except to the extent of his economic interest therein has reflected in the numbers set forth on this page and the inclusion of these Shares and units elsewhere in this filing shall not be deemed an admission of beneficial ownership of all the reported Shares and units for the purpose of this filing or for any other purpose.

                     This Amendment No. 4, filed by NorthStar Capital Investment Corp (“NCIC”), NCIC MHG Subsidiary LLC (“NCIC MHG Subsidiary”), NorthStar Partnership, L.P. (“NorthStar LP”), Mr. W. Edward Scheetz and Mr. David T. Hamamoto (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 relates to the common stock, par value $.01 per share (the “Common Stock”), of Morgans Hotel Group Co. (the “Company”), a Delaware corporation, and amends and supplements the Schedule 13D filed by the Reporting Persons on February 27, 2006, as previously amended. Capitalized terms used but otherwise not defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

                     The purpose of this amendment is to report that since the date of filing of Amendment No. 3 to the Schedule 13D, dated September 18, 2007, Mr. Scheetz’ beneficial ownership of shares of Common Stock of the Company has decreased by 1% or more.

Item 4. Purpose of Transactions

                     Item 4 is hereby amended to add the following supplemental information:

                     On November 12, 2007, WES Holdings LLC, a corporation through which Mr. Scheetz indirectly beneficially owns shares of Common Stock of the Company, filed a Form 144 so it would be free to sell 736,342 restricted shares of Common Stock or any fraction of them, within 90 days of such filing. This amendment takes into account the sale of 350,100 of those shares which were sold by WES Holdings LLC in the open market between November 15, 2007 and December 13, 2007.

Item 5. Interest in Securities of the Issuer

                     Item 5 is hereby amended in its entirety as follows:

                     (a)   Ownership percentages of Common Stock reported herein are based on 34,763,244 shares outstanding as of November 12, 2007, as reported in the Company’s Form 10-Q filed on November 13, 2007.

                     As of December 13, 2007, NCIC may be deemed to beneficially own an aggregate of 2,787,022 shares of Common Stock, representing in the aggregate approximately 8.02% of the outstanding shares of Common Stock. Of the 2,787,022 shares of Common Stock, (i) 871,815 shares of Common Stock are beneficially owned by NCIC through its wholly-owned subsidiary, NCIC MHG Subsidiary, and (ii) 1,915,207 shares of Common Stock may be deemed to be beneficially owned by NCIC through its majority-owned subsidiary, NorthStar LP.

1 Neither the present filing nor anything contained herein shall be construed as an admission that NCIC, NCIC MHG Subsidiary or NorthStar LP constitute a “person” for any purpose other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

                     As of December 13, 2007, NCIC MHG Subsidiary beneficially owned 871,815 shares of Common Stock, representing in the aggregate approximately 2.51% of the outstanding shares of Common Stock.

                     As of December 13, 2007, NorthStar LP may be deemed to beneficially own 1,915,207 shares of Common Stock, representing in the aggregate approximately 5.51% of the outstanding shares of Common Stock.

                     As of December 13, 2007, Mr. Scheetz beneficially owned an aggregate of 748,426 shares of Common Stock and has an economic interest in 445,040 shares of Common Stock (out of the 915,207 shares of Common Stock beneficially owned indirectly by NCIC through its majority-owned subsidiary, NorthStar LP1, which directly beneficially owns such 915,207 shares of Common Stock), in 408,733 non-voting units that are convertible into shares of Common Stock (out of the 1,000,000 units beneficially owned indirectly by NCIC through NorthStar LP and its majority-owned Residual Hotel Interest LLC1, which directly beneficially owns such 1,000,000 units) and, in 769,317 shares of Common Stock (out of the 871,815 shares of Common Stock beneficially owned indirectly by NCIC through its wholly owned subsidiary, NCIC MHG Subsidiary1, which directly beneficially owns such 871,815 shares of Common Stock), representing in the aggregate approximately 6.82% of the outstanding shares of Common Stock. Of the 748,426 shares of Common Stock beneficially owned by Mr. Scheetz, 4,962 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz, 2,400 of which are owned through two trusts which directly own such shares of Common Stock for the benefit of Mr. Scheetz’s two minor children and the remainder of which are held directly in the names of such children, 10,000 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through his spouse who directly beneficially owns such shares of Common Stock, 347,222 shares of Common Stock represent Mr. Scheetz’s beneficial ownership of 166,667 vested stock options and 180,555 vested LTIP units convertible into Common Stock, and 386,242 shares of Common Stock are indirectly beneficially owned by Mr. Scheetz through WES Holdings LLC.

As of December 13, 2007, Mr. Hamamoto beneficially owned an aggregate of 1,083,564 shares of Common Stock and has an economic interest in 445,375 shares of Common Stock (out of the 915,207 shares of Common Stock beneficially owned indirectly by NCIC through its majority-owned subsidiary, NorthStar LP1, which directly beneficially owns such 915,207 shares of Common Stock), in 409,041 non-voting units that are convertible into shares of Common Stock (out of the 1,000,000 units beneficially owned indirectly by NCIC through NorthStar LP and its majority-owned Residual Hotel Interest LLC1, which directly beneficially owns such 1,000,000 units) and in 69,992 shares of Common Stock (out of the 871,815 shares of Common Stock beneficially owned indirectly by NCIC through its wholly owned subsidiary, NCIC MHG Subsidiary1, which directly beneficially owns such 871,815 shares of Common Stock), representing in the aggregate approximately 5.78% of the outstanding shares of Common Stock. Of the 1,083,564 shares of Common Stock beneficially owned by Mr. Hamamoto, 347,222 shares of Common Stock represent Mr. Hamamoto’s beneficial ownership of 166,667 vested

1 Mr. Scheetz and Mr. Hamamoto disclaim beneficial ownership of these securities except to the extent of their respective economic interests therein, and the inclusion of these securities in this filing shall not be deemed an admission of beneficial ownership of all of the reported securities by Mr. Scheetz and Mr. Hamamoto for the purpose of this filing or for any other purpose.

stock options and 180,555 vested LTIP units convertible into Common Stock, and 736,342 shares of Common Stock are indirectly beneficially owned by Mr. Hamamoto through DTH Holdings LLC.

                           None of the shares of Common Stock reported in rows (11) and (13) of the cover pages to this Schedule 13D are shares as to which there is a right to acquire exercisable within 60 days, except as set forth in the previous two paragraphs with respect to that portion of the stock options and LTIP units that vest in the next 60 days.

                           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, beneficially owned any shares of Common Stock as of December 13, 2007, other than as set forth herein.

                           (b)   Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

                           (c)   Except as reported herein or for the open market sales by Mr. Scheetz set forth below, no transactions in the Common Stock were effected by the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I hereto during the 60 days prior to and including December 13, 2007.

Shares		Price		Date

	50,000		$19.98		11/8/2007

	50,000		$19.1382		11/9/2007

	2,725		$19		11/12/2007

	29,133		$19		11/13/2007

	10,000		$18.972		11/15/2007

	10,000		$19.739		11/16/2007

	20,000		$18.58		11/19/2007

	10,000		$18.1288		11/20/2007

	10,000		$17.92		11/21/2007

	10,000		$18.175		11/23/2007

	10,000		$17.89		11/26/2007

	10,000		$17.717		11/27/2007

	10,000		$18.14		11/28/2007

	10,000		$18.0959		11/28/2007

	10,000		$18.01		11/28/2007

	10,000		$18.26		11/29/2007

	100		$18.5		11/29/2007

	10,000		$18.44		11/30/2007

	10,000		$18.53		11/30/2007

	10,000		$18.47		12/3/2007

	15,000		$18		12/4/2007

Shares		Price		Date

	10,000		$18.01		12/4/2007

	10,000		$18		12/5/2007

	10,000		$18.28		12/6/2007

	10,000		$18.32		12/7/2007

	10,000		$17.94		12/10/2007

	20,000		$18.26		12/11/2007

	10,000		$18.33		12/11/2007

	10,000		$17.8		12/12/2007

	5,000		$17.7		12/12/2007

	20,000		$17.30		12/13/2007

	20,000		$17.10		12/13/2007

	30,000		$16.97		12/13/2007

	10,000		$17.16		12/13/2007

                           (d)   No other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by any Reporting Person.

                           (e)   Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2007

NORTHSTAR CAPITAL INVESTMENT CORP.

By: /s/ Steven B. Kauff
Name: Steven B. Kauff
Title: Chief Operating Officer and Secretary

NCIC MHG SUBSIDIARY LLC

By: NorthStar Capital Investment Corp.,
Its Managing Member

By: /s/ Steven B. Kauff
Name: Steven B. Kauff
Title: Chief Operating Officer and Secretary

NORTHSTAR PARTNERSHIP, L.P.

By: NorthStar Capital Investment Corp.,
Its General Partner

By: /s/ Steven B. Kauff
Name: Steven B. Kauff
Title: Chief Operating Officer and Secretary

/s/ W. Edward Scheetz
W. Edward Scheetz

/s/ David T. Hamamoto
David T. Hamamoto

EXHIBIT INDEX

Exhibit	Description

1.	Formation and Structuring Agreement, dated as of October 25, 2006, by and among Morgans Group LLC, Morgans Hotel Group LLC, NorthStar
Hospitality LLC, NorthStar Partnership, L.P. and RSA Associates, L.P.
(incorporated by reference to Exhibit 10.4 to the registration statement on
Form S-1 (File No. 333-129277) filed by the Company)).

2.	Underwriting Agreement, dated as of February 13, 2006, by and among
Morgans Hotel Group Co., Morgans Group LLC, Morgans Hotel Group LLC
and Morgan Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner &
Smith Incorporated, as representatives of the several underwriters named in
Schedule I thereto, and the selling stockholders named in Schedule II thereto
(previously filed).

3.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan
Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in
Schedule I of the Underwriting Agreement and NorthStar Capital Investment
Corp. (previously filed).

4.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan
Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in
Schedule I of the Underwriting Agreement and NCIC MHG Subsidiary LLC
(previously filed).

5.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan
Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in
Schedule I of the Underwriting Agreement and NorthStar Partnership, L.P.
(previously filed).

6.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan
Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in
Schedule I of the Underwriting Agreement and Mr. W. Edward Scheetz
(previously filed).

7.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan
Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in
Schedule I of the Underwriting Agreement and Mr. David T. Hamamoto
(previously filed).

Exhibit	Description

8.	Lock-Up Agreement, dated as of February 13, 2006, by and between Morgan
Stanley & Co. Incorporated and Merrill Lynch, Pierce, Fenner & Smith
Incorporated, as representatives of the several underwriters named in
Schedule I of the Underwriting Agreement and Mr. Richard J. McCready
(previously filed).

9.	Registration Rights Agreement, dated as of February 17, 2006, by and between Morgans Hotel Group Co. and NorthStar Partnership, L.P.
(previously filed).

10.	Joint Filing Agreement, dated as of February 22, 2006, by and among
NorthStar Capital Investment Corp., NCIC MHG Subsidiary LLC, NorthStar
Partnership, L.P., Mr. W. Edward Scheetz and Mr. David T. Hamamoto
(previously filed).

11.	Power of Attorney, dated February 22, 2006, relating to NorthStar Capital
Investment Corp. (previously filed)

12.	Power of Attorney, dated February 22, 2006, relating to NorthStar
Partnership, L.P. (previously filed)

13.	Power of Attorney, dated February 22, 2006, relating to NCIC MHG
Subsidiary LLC (previously filed).

14.	Power of Attorney, dated February 22, 2006, relating to Mr. W. Edward
Scheetz (previously filed).

15.	Power of Attorney, dated February 22, 2006, relating to Mr. David T.
Hamamoto (previously filed).

16.	Agreement and Plan of Merger, dated as of July 20, 2007, by and among
Edward Scheetz, David T. Hamamoto, NorthStar Capital Investment Corp.
and NorthStar Partnership, L.P. (previously filed).

17.	Underwriting Agreement, dated as of July 19, 2007, by and among Morgans
Hotel Group Co., the selling stockholders named in Schedule II thereto
(including NCIC MHG Subsidiary and NorthStar LP), and Merrill Lynch,
Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co.
Incorporated, as representatives of the several underwriters named in
Schedule I thereto (previously filed).

18.	10b5-1 Purchase Plan, dated as of May 18, 2007, between W. Edward
Scheetz and Banc of America Investment Services, Inc., and amendment thereto as of August 10, 2007 (previously filed).